SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 26, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces the filing of a supplemental shelf offering report for the listing for trade on the Tel Aviv Stock Exchange of the series B notes issued by Partner in November 2009

PARTNER COMMUNICATIONS ANNOUNCES THE
FILING OF A SUPPLEMENTAL SHELF OFFERING
REPORT FOR THE LISTING FOR TRADE ON THE TEL AVIV
STOCK EXCHANGE  OF THE SERIES B NOTES
ISSUED BY PARTNER IN NOVEMBER 2009

ROSH HA'AYIN, Israel, May 26, 2010 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced that pursuant to the Company's Shelf Prospectus dated September 3, 2009, as amended on May 23, 2010 (the "Amended Shelf Prospectus"), the Company filed a Supplemental Shelf Offering Report (the "Offering Report") with the Israeli Securities Authority and the Tel Aviv Stock Exchange Ltd. ("TASE"). Pursuant to the Offering Report, on June 1, 2010 the Company will list for trade on the TASE its Series B Notes in the aggregate principal amount of NIS 448 million (the "Series B Notes"). The Series B Notes were issued by the Company in November 2009 in a private placement to institutional investors in Israel.

The Series B Notes are linked (principal and interest) to increases in the consumer price index for the month of October 2009. The principal amount of Series B Notes are repayable in four equal annual installments between 2013 and 2016 (the first principal payment shall be on November 30, 2013 and the last on November 30, 2016). The principal amount of Series B notes bears interest at an annual rate of 3.4% (plus an additional 0.6% until listing of the Series B notes for trade on the TASE) payable in semi-annual payments on May 31 and on November 30 of each of the years 2010 to 2016 (the last interest payment shall be on November 30, 2016 together with the last principal payment). The Series B Notes are unsecured, non-convertible, do not restrict the Company's ability to issue additional notes of any class or distribute dividends in the future, and contain standard terms and conditions, as specified in the Amended Shelf Prospectus. However, during the period until the Series B Notes are listed for trade on the TASE, the notes are secured by a negative pledge, subject to certain exceptions, and financial covenants apply.

Following the listing for trade on the TASE, the Company will cease to pay to the noteholders of Series B an additional interest in the annual rate of 0.6%.

Since December 8, 2009 and until May 30, 2010, the Series B Notes have been and will be listed for trade on the TASE institutional trading market system ("Retzef Mosadi'im").

On May 23 2010, Standard & Poor's Maalot announced that the rating of the Series B Notes to be listed by the Company is 'ilAA-/Stable'.

There will be no net proceeds from the listing of the Series B Notes for trade on the TASE. The Company used the proceeds from the offering of the Series B Notes principally to make payments of principal as they become due on its Series A Notes due 2012. For a description of the interest rate, maturity and other terms of the Company's Series A Notes, see "Item 5B. Liquidity and Capital Resources - Notes payable" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on March 22, 2010.

The Series B Notes were offered only to Israeli institutional investors in Israel and were not registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation S under the Securities Act) without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on March 22, 2010. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel (as of December 31, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner (after selling "Dynamic", a chain of retail stores and booths to Cellcom on April 1, 2010) : (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site.

Contacts:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il	Mr. Oded Degany V. P. Corporate Development, Regulation and IRO Tel: +972-54-7814151 Fax: +972-54 -7814161 E-mail: oded.degany@orange.co.il

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

    Dated: May 26, 2010